Exhibit 99.1

Ten-League International Holdings Limited Announces 1-for-10 Reverse Share Split Effective May 1, 2026

SINGAPORE, April 29, 2026 (GLOBE NEWSWIRE) – Ten-League International Holdings Limited (NASDAQ: TLIH) (“TLIH” or “we,” “our,” or the “Company”), a Singapore-based provider of turnkey project solutions, today announced that on April 6, 2026, its board of directors approved a reverse split of its ordinary shares, par value US$0.000025 (the “Ordinary Shares”), on a one-for-ten basis (the “Reverse Share Split”). The Company’s Ordinary Shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-split basis on May 1, 2026 under the symbol “TLIH” under a new CUSIP number – G8763W201.

As a result of the Reverse Share Split, each ten (10) issued and outstanding Ordinary Shares will be combined into one (1) Ordinary Share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.000025 per share to US$0.00025 per share and an adjustment of the Company’s authorized share capital to 2,000,000,000 Ordinary Shares with a par value of US$0.00025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 2,940,435 Ordinary Shares issued and outstanding. The Reverse Share Split is intended to increase the market price per share of the Company’s Ordinary Shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the Reverse Share Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split was approved by a vote of the Company’s shareholders at its extraordinary meeting of shareholders held on April 13, 2026.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Ordinary Shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com